EXHIBIT 99.3
AGRIUM INC.
2009
AUDITED ANNUAL FINANCIAL
STATEMENTS AND NOTES

Financial statements and notes
Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2009 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2009 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman

President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer
Calgary, Canada
February 25, 2010
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Reports of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (“the Company”) as of December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 25, 2010
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To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We have also conducted our audits on the consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
February 25, 2010
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Consolidated statements of operations

Years ended December 31
(millions of U.S. dollars, except per share amounts)	2009	2008	2007

Sales	9,328	10,268	5,491
Direct freight	199	237	221

Net sales	9,129	10,031	5,270
Cost of product sold	7,123	6,592	3,672
Inventory and purchase commitment write-down	63	216	—

Gross profit	1,943	3,223	1,598
Expenses
Selling	918	815	471
General and administrative	202	192	125
Depreciation and amortization	124	110	173
Potash profit and capital tax	4	162	28
Earnings from equity investees (note 13)	(27)	(4)	—
Asset impairment (note 13)	—	87	—
Other expenses (income) (note 4)	142	(125)	89

Earnings before interest, income taxes and non-controlling interests	580	1,986	712
Interest on long-term debt	91	82	52
Other interest	19	23	18

Earnings before income taxes and non-controlling interests	470	1,881	642
Income taxes (note 5)	105	589	204
Non-controlling interests	(1)	(30)	(3)

Net earnings	366	1,322	441

Earnings per share (note 6)

Basic	2.33	8.39	3.28
Diluted	2.33	8.34	3.25

See accompanying notes.
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Consolidated statements of cash flows

Years ended December 31
(millions of U.S. dollars)	2009	2008	2007

Operating
Net earnings	366	1,322	441
Items not affecting cash
Inventory and purchase commitment write-down	63	216	—
Depreciation and amortization	242	218	173
Earnings from equity investees (note 13)	(27)	(4)	—
Asset impairment (note 13)	—	87	—
Stock-based compensation	73	(25)	113
Unrealized (gain) loss on derivative financial instruments	(39)	77	6
Unrealized foreign exchange loss (gain)	62	(6)	(50)
Future income taxes	(309)	363	119
Non-controlling interests	(1)	(30)	(3)
Other	24	(77)	47
Net changes in non-cash working capital (note 7)	950	(1,097)	(352)

Cash provided by operating activities	1,404	1,044	494

Investing
Acquisitions, net of cash acquired	(15)	(2,740)	—
Capital expenditures	(313)	(506)	(454)
Proceeds from disposal of property, plant and equipment, and investments	14	27	17
Investment in equity investee	—	—	(63)
Purchase of marketable securities (note 3)	(65)	—	—
Other	(134)	(156)	(61)

Cash used in investing activities	(513)	(3,375)	(561)

Financing
Bank indebtedness	(381)	261	(61)
Long-term debt issued	78	1,620	132
Transaction costs on long-term debt	(1)	(12)	(13)
Repayment of long-term debt	(1)	(795)	—
Contributions from non-controlling interests	—	171	86
Dividends paid	(17)	(18)	(15)
Shares issued, net of issuance costs	7	4	1,337
Shares repurchased	—	(35)	—
Other	—	—	1

Cash (used in) provided by financing activities	(315)	1,196	1,467

Increase (decrease) in cash and cash equivalents	576	(1,135)	1,400
Cash and cash equivalents — beginning of year	374	1,509	109
Deconsolidation of Egypt subsidiary (note 13)	(17)	—	—

Cash and cash equivalents — end of year	933	374	1,509

See accompanying notes.
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Consolidated balance sheets

As at December 31
(millions of U.S. dollars, except share data)	2009	2008

Assets
Current assets
Cash and cash equivalents (note 7)	933	374
Accounts receivable (note 8)	1,324	1,242
Inventories (note 9)	2,137	3,047
Prepaid expenses and deposits	612	475
Marketable securities	114	—

	5,120	5,138
Property, plant and equipment (note 10)	1,782	2,036
Intangibles (note 11)	617	653
Goodwill (note 12)	1,801	1,783
Investment in equity investees (note 13)	370	71
Other assets(note 14)	95	156

	9,785	9,837

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness (note 15)	106	610
Accounts payable and accrued liabilities (note 16)	2,475	2,200

	2,581	2,810
Long-term debt (note 15)	1,699	1,622
Other liabilities (note 17)	381	328
Future income tax liabilities (note 5)	521	725
Non-controlling interests	11	242

	5,193	5,727

Commitments, guarantees and contingencies (notes 23, 24 and 25)
Shareholders’ equity
Share capital	1,969	1,961
Contributed surplus	8	8

	1,977	1,969

Retained earnings	2,662	2,313
Accumulated other comprehensive income (note 21)	(47)	(172)

	2,615	2,141

	4,592	4,110

	9,785	9,837

See accompanying notes.
Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk

Director	Director
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Consolidated statements of comprehensive income and shareholders’ equity

					Accumulated
	Millions				other	Total
(millions of U.S. dollars,	of common	Share	Contributed	Retained	comprehensive	shareholders’
except share data)	shares(a)	capital	surplus	earnings	income (note 21)	equity

December 31, 2006	133	617	5	602	9	1,233

Net earnings				441		441
Cash flow hedges (b)				(3)	20	17
Foreign currency translation					55	55

Comprehensive income						513

Dividends				(16)		(16)
Shares issued	24	1,338				1,338
Stock options exercised and granted	1	17	3			20

December 31, 2007	158	1,972	8	1,024	84	3,088
Transition adjustment (c)				4		4

	158	1,972	8	1,028	84	3,092
Net earnings				1,322		1,322
Cash flow hedges (d)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased	(1)	(15)		(20)		(35)
Stock options exercised		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				366		366
Cash flow hedges (e)					(4)	(4)
Available for sale financial instruments (f)					29	29
Foreign currency translation					100	100

Comprehensive income						491

Dividends				(17)		(17)
Stock options exercised		8				8

December 31, 2009	157	1,969	8	2,662	(47)	4,592

(a)	The Company’s authorized share capital consists of unlimited common shares.

(b)	Net of tax of $5-million and non-controlling interests of $7-million.

(c)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(d)	Net of tax of $2-million and non-controlling interest of $7-million.

(e)	Net of tax of $2-million.

(f)	Net of tax of $19-million.
See accompanying notes.
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Notes to the consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Description of Business
Agrium Inc. (with its subsidiaries, collectively, the “Company” or “Agrium”) is a leading global producer and marketer of agricultural products. Agrium operates three strategic business units:
Retail operates in North and South America and sells crop nutrients, crop protection products, seed and services directly to growers;

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world; and,

Advanced Technologies produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Company has evaluated subsequent events to March 8, 2010, the date the consolidated financial statements were issued.
The consolidated financial statements of the Company include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures. Investments in companies where the Company has the ability to exercise significant influence but not control are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, stock-based compensation, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results could differ from those estimates.
Foreign currency translation
The Company’s Canadian and European operations are considered self-sustaining and are translated from Canadian dollars and Euros into U.S. dollars using the current rate method. Foreign currency transactions in the Company’s operations with U.S. dollar functional currency are translated into U.S. dollars using the temporal method.
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Financial instruments
All financial assets and liabilities are initially recognized at fair value and subsequently measured at each period-end by the Company as follows:

Financial instrument		Subsequent measurement
classification	As classified by Agrium	of gains or losses

Assets or liabilities held for trading	Cash and cash equivalents, marketable securities and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net earnings

Available for sale financial assets and liabilities	Marketable securities, other assets — long-term investments; derivatives that are cash flow hedges	Fair value; unrealized gains and losses recognized in OCI; recognized in net earnings in the same period that the hedged item impacts net earnings, on sale of the asset or when the asset is written down as impaired

Held to maturity investments	None

Loans and receivables	Accounts receivable	Amoritized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt
Where commodity derivative contracts under master netting arrangements include both asset and liability positions, the Company offsets the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation.
Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments.
Fair values
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Company estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values. Non-performance risk, including the Company’s own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Rebates
The Company enters into agreements with suppliers, primarily for crop protection products and seed. Rebate agreements provide for vendor rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. The Company accounts for rebates and prepay discounts as a reduction of the prices of suppliers’ products. Rebates that are
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probable and can be reasonably estimated are accrued based on total estimated performance in a crop year (generally October to September). Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product sold as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold when management determines they have been earned based on sales volume of related products.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
Management evaluates collectibility of customer receivables depending on the customer and the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged to net earnings when management determines that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include the Company’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost determined on a weighted-average basis and net realizable value.
Retail inventories consist primarily of crop nutrients, crop protection products and seed. Inventoried cost includes the cost of the product and transportation of the product to selling locations. Inventories are recorded at the lower of purchased cost on a weighted moving average cost basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, interest capitalized during construction, and betterments, including planned major maintenance that increases or prolongs the service life or capacity of an asset. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets.
Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or if events have occurred that indicate possible impairment.
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Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate impairment in the carrying value or estimated useful life of the asset. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis during the third quarter, or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss.
Environmental remediation
Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Company recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Company’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. Associated asset retirement costs are capitalized as part of the carrying amount of property, plant and equipment and depreciated over the asset’s estimated useful life.
Stock-based compensation
The Company accounts for its stock-based compensation plans that settle through the issuance of equity using a fair value-based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities at the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued, on a straight-line basis, over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
If an employee is eligible to retire during the vesting period, the Company recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Employee future benefits
The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Company also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses.
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Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Hedge accounting
Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: 1) a derivative financial instrument (“derivative”) is designated and documented as a hedge; and, 2) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income (“OCI”) and reclassified to net earnings when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. Derivatives that have not been designated or do not qualify as part of a hedging relationship are accounted for as assets or liabilities held for trading at fair value, with unrealized gains or losses recognized in net earnings in the same period.
If effectiveness ceases or a hedge is de-designated, the Company discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in other expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in accumulated other comprehensive income are reclassified to other expenses.
Significant accounting standard and policy changes

Date and method
Description	of adoption	Impact

Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of intangible assets, including guidance that pre-production and start-up costs be expensed as incurred. Goodwill standards are carried forward unchanged.
	January 1, 2009; prospective	No material impact on earnings or financial position.

Financial Instruments — Disclosures — Amends previously issued guidance to include additional disclosure requirements about fair value measurements of financial instruments and liquidity risk.	December 31, 2009	Additional disclosures.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities confirms that an entity’s own credit risk and the credit risk of a counterparty should be taken into consideration in determining the fair value of financial assets and liabilities, including derivative instruments.
	January 1, 2009; retrospective	No material impact on earnings or financial position.
Recent accounting pronouncements not yet adopted

Date and method
Description	of adoption	Impact

International Financial Reporting Standards (IFRS) — the Company will adopt IFRS on January 1, 2011. IFRS will require restatement of comparative figures. Adoption of IFRS will include changes to business combinations, consolidated financial statements and non-controlling interests, which have been previously issued as part of Canadian GAAP.
	January 1, 2011 in accordance with IFRS 1	The Company continues to review the full impact of transition and has identified employee future benefits, impairment, provisions, share-based payments and income taxes as areas that may be significantly affected by the transition.
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3. Business Acquisitions
CF Industries Holdings, Inc.
On March 16, 2009, Agrium commenced an unsolicited exchange offer for all of the outstanding shares of CF Industries Holdings, Inc. (“CF”). Agrium has amended the offer several times and is currently offering aggregate consideration of approximately $2.3-billion cash and 50.3 million Agrium common shares to acquire CF. The board of directors of CF has rejected Agrium’s amended offer and refused to engage in negotiations with Agrium with respect to the acquisition.
During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The CF shares are recorded as marketable securities and classified as available for sale financial instruments with changes to fair value, comprised of an unrealized gain of $48-million to December 31, 2009, recorded in other comprehensive income. At December 31, 2009, the fair value of the CF shares was $113-million.
In October 2009, conditional on closing of the acquisition of CF, Agrium entered into an agreement to sell a 50 percent interest in its Carseland nitrogen facility as well as certain U.S. assets to Terra Industries Inc. (“Terra”) for approximately $250-million cash. In connection with the agreement with Terra, Agrium entered into a consent agreement with and received a “no-action” letter from Canadian Competition Bureau and received early termination of the waiting period under applicable U.S. antitrust legislation.
UAP Holding Corp.
On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. (“UAP”), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of UAP from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Retail business unit.
Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce.

Fair values of assets acquired and liabilities assumed

Working capital	577
Property, plant and equipment	157
Customer relationship intangibles	500
Other finite-lived intangibles	106
Indefinite-lived intangibles	8
Goodwill (not deductible for income tax purposes)	1,617
Debt and other liabilities, including future income taxes of $178-million	(807)

2,158
Debt and other liabilities repaid on closing, net of cash on hand	583

2,741
Consideration and acquisition costs

Cash and debt	1,404
Cash proceeds from share offering in December 2007	1,322
Transaction costs	15

2,741

Common Market Fertilizers S.A.
On July 8, 2008, the Company acquired a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) for total consideration of $42-million. CMF is a Western European fertilizer distribution company. Results of operations of CMF from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Wholesale business unit.
108      Agrium   |   2009 Annual Report

4. Other Expenses (Income)

	2009	2008	2007

Stock-based compensation	73	(25)	113
Loss on derivative financial instruments	84	—	20
Environmental remediation and accretion of asset retirement obligations	9	15	5
Interest income	(56)	(57)	(30)
Foreign exchange loss (gain)	17	(119)	(41)
Bad debt expense	33	23	7
Gain on disposal of property, plant and equipment, and investments	(6)	(8)	(4)
Other	(12)	46	19

	142	(125)	89

5. Income Taxes

Major factors that caused variations from the expected combined
Canadian federal and provincial statutory income tax rates	2009	2008	2007

Earnings before income taxes and non-controlling interests
Canadian	262	1,180	239
Foreign	208	701	403

	470	1,881	642
Statutory rate (%)	30	30	33

Income taxes at statutory rates	140	571	212
Foreign exchange (losses) gains relating to Canadian operations	26	(36)	16
Differences in foreign tax rates	(59)	16	(17)
Canadian tax rate adjustment	—	—	(9)
Change in valuation allowance	5	26	—
Other	(7)	12	2

Income taxes	105	589	204

Current
Canadian	322	42	(5)
Foreign	92	184	90

	414	226	85

Future
Canadian	(230)	291	83
Foreign	(79)	72	36

	(309)	363	119

	105	589	204

109      Agrium   |   2009 Annual Report

Significant components of future income tax liabilities and assets	2009	2008

Future income tax liabilities
Accumulated depreciation and amortization	389	371
Deferred income	144	363
Other	160	157

Total future income tax liabilities	693	891

Future income tax assets
Loss carry-forwards expiring through 2029	25	12
Asset retirement obligations and environmental remediation	80	72
Employee future benefits and incentives	64	42
Receivables, inventories and accrued liabilities	92	72
Other	9	19

Future income tax assets before valuation allowance	270	217
Valuation allowance	(21)	(32)

Total future income tax assets, net of valuation allowance	249	185

Net future income tax liabilities	444	706

Current future income tax assets	77	19
Non-current future income tax liabilities	521	725

Net future income tax liabilities	444	706

6. Earnings Per Share

	2009	2008	2007

Numerator
Net earnings	366	1,322	441

Denominator
Weighted-average number of shares outstanding for basic earnings per share	157	158	135
Dilutive instruments — stock options (a)(b)	—	1	1

Weighted-average number of shares outstanding for diluted earnings per share	157	159	136

Basic earnings per share	2.33	8.39	3.28
Diluted earnings per share	2.33	8.34	3.25

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2009, there were one million dilutive stock options (December 31, 2008 — one million, December 31, 2007 — one million).
7. Additional Cash Flow Information

	2009	2008

Cash	870	319
Short-term investments	63	55

	933	374

110      Agrium   |   2009 Annual Report

Net changes in non-cash working capital	2009	2008	2007

Accounts receivable	(1)	434	(65)
Inventories	911	(911)	(184)
Prepaid expenses and deposits	(109)	(114)	(146)
Accounts payable and accrued liabilities	(193)	(458)	137
Income and other taxes receivable/payable	342	(48)	(43)
Other	—	—	(51)

	950	(1,097)	(352)

Supplemental cash flow disclosure

Interest paid	107	92	69
Income taxes paid	91	293	123
Dividends per share	0.11	0.11	0.11

8. Accounts Receivable

	2009	2008

Trade accounts
Retail	727	638
Wholesale	338	305
Advanced Technologies	27	20
Income and other taxes	127	167
Future income tax	77	19
Rebates and other non-trade accounts	68	124
Derivative financial instruments	6	5
Allowance for doubtful accounts	(46)	(36)

	1,324	1,242

9. Inventories

	2009				2008
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	24	193	14	231	27	172	17	216
Finished goods	89	205	65	359	47	329	41	417
Product for resale	1,451	96	—	1,547	1,981	433	—	2,414

	1,564	494	79	2,137	2,055	934	58	3,047

At December 31, 2009, depreciation of $16-million is recorded in inventory (December 31, 2008 — $12-million). For 2009, depreciation of $118-million is recorded in cost of product sold (2008 — $108-million, 2007 — nil).
111      Agrium   |   2009 Annual Report

10. Property, Plant and Equipment

	2009				2008
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)	Cost	depreciation	value	Cost	depreciation	value

Land	—	73	—	73	73	—	73
Building and improvements	2-25	687	338	349	578	267	311
Machinery and equipment	3-25	2,892	1,836	1,056	2,409	1,468	941
Assets under construction	—	274	—	274	683	—	683
Other	3-25	74	44	30	69	41	28

		4,000	2,218	1,782	3,812	1,776	2,036

11. Intangibles

	2009				2008
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)(c)	Cost	depreciation	value	Cost	depreciation	value

Trade names (a)	5-15	31	5	26	30	—	30
Customer relationships (b)	5-15	543	71	472	538	35	503
Technology (b)	7-19	24	9	15	23	6	17
Other (b)	2-20	131	27	104	118	15	103

		729	112	617	709	56	653

(a)	Certain of the Company’s trade names with a cost of $17-million have indefinite lives for accounting purposes and accordingly are not amortized. The Company completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2009 and determined that there was no impairment. Trade names with a cost of $14-million are being amortized over their estimated useful lives.

(b)	Amortization expense of finite-lived intangibles for 2009 was $56-million (2008 — $42-million, 2007 — $10-million) and over the next five years is estimated to be approximately $54-million annually.

(c)	At December 31, 2009 the weighted-average amortization period for finite-lived intangibles is 10 years (December 31, 2008 — 10 years).
12. Goodwill

	2009				2008
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Balance, beginning of year	1,732	4	47	1,783	127	—	51	178
Acquired during the year	1	—	—	1	1,605	4	—	1,609
Purchase price allocation adjustments	12	2	—	14	—	—	—	—
Foreign currency translation	—	—	3	3	—	—	(4)	(4)

Balance, end of year (a)	1,745	6	50	1,801	1,732	4	47	1,783

(a)	The Company completed its annual test for impairment of goodwill during the third quarter of 2009 and determined that there was no impairment.
112      Agrium   |   2009 Annual Report

13. Investment in Equity Investees

	Interest	2009	2008

MISR Fertilizer Production Company S.A.E. (“MOPCO”)	26.0%	270	—
Hanfeng Evergreen Inc. (“Hanfeng”)	19.5%	87	67
Other		13	4

		370	71

In January 2009, the Company acquired a 26 percent interest in MOPCO, a private company operating in Egypt, through an agreement exchanging shares and all related contractual obligations of a subsidiary operating in Egypt for shares in MOPCO.
In 2008, the Egypt operating subsidiary carrying value was adjusted to $250-million, the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $570-million ($295-million net of non-controlling interest). An impairment charge of $87-million ($45-million net of non-controlling interest) was recorded in the Wholesale business unit. The assets and liabilities of the Egypt subsidiary that were deconsolidated upon the share exchange were current assets of $17-million, production assets under construction of $593-million, bank indebtedness of $118-million and accounts payable and accrued liabilities of $9-million.
The Company determined fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for risk factors of each outcome. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included anticipated future cash flows, budgets and long-term business plans, marketplace information, industry data, economic analysis and contracts in place at the time of the analysis. Actual results could differ from management’s estimates and assumptions, potentially resulting in future impairment losses.
Pursuant to a marketing off-take agreement, the Company has a 25 year exclusive right to market the export tonnes from MOPCO’s planned expansion.
The excess of the above-noted fair value determination of our investment in MOPCO over MOPCO’s underlying net book value is $77-million and is allocated to property, plant and equipment with an amortization period of 25 years.
Hanfeng is listed on the Toronto Stock Exchange. The investment, consisting of 11.9 million common shares, is carried in the Advanced Technologies business unit.
The Company’s share of earnings in MOPCO and Hanfeng are recorded on a one quarter delay.

Earnings from equity investees	2009	2008

MOPCO	20	—
Hanfeng	5	4
Other	2	—

	27	4

Cumulative undistributed earnings	2009	2008

MOPCO	20	—
Hanfeng	9	4
Other	2	—

	31	4

113      Agrium   |   2009 Annual Report

Assets, liabilities and results of operations of the above equity investees	2009	2008

Net sales	437	313
Net earnings	105	35

Assets	1,364	248
Liabilities	382	56
Shareholders’ equity	982	192

14. Other Assets

	2009	2008

Investments	25	27
Receivables	22	27
Derivative financial instruments	3	16
Deferred costs (a)	20	61
Other	25	25

	95	156

(a)	Amortization expense of $30-million was included in cost of product sold in 2009 (2008 — $42-million, 2007 — $26-million).
15. Debt

		2009			2008

	Rate (%)(a)	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2010	—	60	60	—	—
North American revolving credit facilities expiring 2012 (b)(c)	—	775	775	—	300
European credit facilities expiring 2010 to 2012 (d)(e)	2.33	450	376	74	120
South American credit facilities expiring 2010 to 2012 (f)	3.29	121	89	32	70
Egypt bridge loan (g)	—	—	—	—	120

		1,406	1,300	106	610

Long-term debt	2009	2008

Unsecured
Floating rate bank loans due May 5, 2013 (h)	460	460
Floating rate bank loans due November 16, 2012 (i)	26	—
6.75% debentures due January 15, 2019 (j)(k)	500	500
7.125% debentures due May 23, 2036 (k)	300	300
7.7% debentures due February 1, 2017 (k)	100	100
7.8% debentures due February 1, 2027 (k)	125	125
8.25% debentures due February 15, 2011 (k)	125	125
Secured
Other (l)	73	24

	1,709	1,634
Unamortized transaction costs	(10)	(12)

	1,699	1,622

114      Agrium   |   2009 Annual Report

Accounts receivable securitization (m)	2009	2008

Cumulative proceeds from securitization, beginning of period	200	—
Proceeds from sales of receivables	400	200
Securitization reduction payments	(600)	—

Cumulative proceeds from securitization, end of period	—	200

(a)	Weighted average rates at December 31, 2009.

(b)	On May 5, 2008, the Company increased its syndicated revolving credit facility to $775-million. Interest is at various base rates plus a variable margin.

(c)	Outstanding letters of credit issued under the Company’s revolving credit facilities at December 31, 2009 were $74-million, reducing credit available under the facilities to $701-million.

(d)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $137-million is secured (December 31, 2008 — $207-million). Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $87-million (December 31, 2008 — $125-million). The utilized balance includes Euro-denominated debt of $31-million (December 31, 2008 — $62-million).

(e)	In December 2009, the Company entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace existing credit facilities. Interest is at LIBOR plus a variable margin or EURIBOR plus a variable margin. The facility expires in December 2011.

(f)	For the facilities utilized, nil (December 31, 2008 — $8-million) is denominated in Argentine peso. Of the total, $105-million is uncommitted (December 31, 2008 — $130-million) of which $28-million has been utilized (December 31, 2008 — $54-million).

(g)	Effective January 26, 2009, MOPCO assumed this debt.

(h)	The loans bear interest at LIBOR plus 0.55%.

(i)	South American loans bear interest at LIBOR plus 5.25%.

(j)	On September 8, 2008, the Company issued $500-million of 6.75% debentures for proceeds of $495-million net of related expenses.

(k)	Debentures have various provisions that allow the Company to redeem debt prior to maturity, at the Company’s option, at specified prices.

(l)	Includes a capital lease of $16-million (December 31, 2008 — $14-million) with an annual payment of $2-million (2008 — $2-million) with the final installment due 2019, for land and building with a carrying value of $10-million (December 31, 2008 — $10-million).

(m)	The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (December 31, 2008 — $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012.

(n)	The Company maintains a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. At December 31, 2009, $22-million was outstanding (December 31, 2008 — $22-million), which does not reduce availability under the Company’s other credit facilities.

(o)	Revolving credit facilities require the Company maintain specific covenants described under Capital Management.
16. Accounts Payable and Accrued Liabilities

	2009	2008

Trade	956	828
Customer prepayments	529	480
Non-trade	33	35
Accrued liabilities	508	654
Income and other taxes	396	86
Accrued interest	30	26
Dividends	9	9
Derivative financial instruments	14	82

	2,475	2,200

17. Other Liabilities

	2009	2008

Environmental remediation	140	135
Asset retirement obligations	106	86
Stock-based compensation	33	15
Employee future benefits	68	65
Derivative financial instruments	25	11
Other	9	16

	381	328

115      Agrium   |   2009 Annual Report

18. Asset Retirement Obligations
The Company’s asset retirement obligations generally relate to dismantlement and site restoration for nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations are estimated using discount rates from 4 percent to 8 percent.

	2009	2008

Balance, beginning of year	86	84
Accretion, included in other expenses (income)	6	5
Additions	11	12
Settlements	(7)	(2)
Foreign currency translation	10	(13)

Balance, end of year	106	86

Estimated undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations that will be settled between 2010 and 2136	660	651

19. Stock-based Compensation

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSAR”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SAR”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSU”)	Officers and employees	Annually	On the third anniversary of the grant date	n/a	Cash

Director’s Deferred Share Units (“DSU”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	n/a	In cash on director’s departure from the Board

Stock Options and Tandem Stock Appreciation Rights Plan
The stock option plan permits the attachment of SAR to all grants of options. Option holders who are granted TSAR have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Company’s shares on the New York Stock Exchange (“NYSE”) on the date of exercise over the exercise price of the TSAR. The Company expects the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.
The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of the Company.
116      Agrium   |   2009 Annual Report

Stock option activity (number of options in thousands; weighted average price in U.S. dollars)

	2009		2008		2007
Options and TSAR	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,906	25.95	3,041	23.93	3,860	16.18
Granted	517	40.30	297	74.88	493	42.96
Exercised	(522)	15.76	(432)	16.05	(1,312)	16.59

Outstanding, end of year	2,901	31.16	2,906	25.95	3,041	23.93

Exercisable, end of year	1,829	23.04	1,920	16.59	1,878	17.64
Maximum available for future grants, end of year	1,033		1,489		1,597
Cash received from equity settled awards		7		4		15
Tax benefit from equity settled awards		1		1		3

Options outstanding
(number of options in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2009		Options Outstanding		Options Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Options	price	Options	price

Less than 14.91	3	433	14.63	433	14.63
14.91 to 15.71	4	574	15.40	574	15.40
15.72 to 24.87	5	631	23.24	504	22.91
24.88 to 40.25	7	456	39.73	228	39.73
40.26 to 51.14	9	518	40.44	12	43.27
51.15 to 112.45	8	289	74.36	78	75.16

	6	2,901	31.16	1,829	23.04

Stock Appreciation Rights Plan
SAR entitle an employee to receive a cash payment equal to the excess of the highest price of the Company’s shares on the NYSE on the date of exercise over the exercise price of the right.
SAR outstanding
(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2009		SAR Outstanding		SAR Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Units	price	Units	price

Less than 22.79	4	50	15.35	50	15.35
22.79 to 29.95	6	104	24.51	76	24.47
29.96 to 39.73	7	123	39.59	60	39.61
39.74 to 45.25	9	142	40.30	—	—
45.26 to 84.51	7	78	74.07	26	73.67

	7	497	39.63	212	32.58

117      Agrium   |   2009 Annual Report

Performance Share Units Plan
PSU vest based upon the relative ranking of the Company’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSU granted, up to 150 percent of the original PSU granted, depending on the Company’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Company as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Company, additional PSU of equivalent value are credited to the designated employee’s account.

PSU Activity (number of PSUs in thousands)	2009	2008	2007

Outstanding, beginning of year	636	816	894
Granted	327	146	223
Settled	(275)	(326)	(301)

Outstanding, end of year	688	636	816

Director’s Deferred Share Units Plans
The Company has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSU. The number of DSU issued is calculated by dividing the director’s fees by the fair market value of the Company’s common shares on the date that the fees become payable.
Under the second plan, the Company has a DSU Plan for directors permitting grants at the discretion of the Board. Under this plan, a specified number of DSU may be granted to each director upon the approval of the Board.

Compensation expense (recovery) by plan	2009	2008	2007

Stock options and TSAR	29	(11)	40
SAR	9	(7)	10
PSU	30	(4)	56
DSU	5	(3)	7

	73	(25)	113

At December 31, 2009, there was $23-million of unrecognized compensation expense for unvested awards. During 2009, cash of $15-million was used to settle the Company’s liability for awards exercised.
118      Agrium   |   2009 Annual Report

20. Employee Future Benefits

Obligations and assets (a)	Defined benefit pension plans			Post-retirement benefit plans
	2009	2008	2007	2009	2008	2007

Change in accrued benefit obligations
Balance, beginning of year	170	192	184	60	89	82
Obligations associated with acquisitions (b)	—	4	—	—	—	—
Foreign currency translation on Canadian obligations	18	(26)	18	11	(17)	10
Interest cost	11	12	12	3	5	6
Service cost	4	4	8	2	3	5
Actuarial loss (gain)	10	(8)	(8)	(16)	(16)	(11)
Amendments	1	2	—	1	(3)	—
Transfer from other plans	—	—	—	—	—	(1)
Curtailment gain (c)	—	—	(13)	—	—	—
Benefits paid	(10)	(10)	(9)	(3)	(1)	(2)

Balance, end of year	204	170	192	58	60	89

Change in plan assets
Fair value, beginning of year	113	166	140	—	—	—
Assets associated with acquisitions (b)	—	4	—	—	—	—
Foreign currency translation on Canadian assets	11	(16)	13	—	—	—
Amendments	—	(7)	—	—	—	—
Actual return on plan assets	19	(27)	13	2	—	—
Employer contributions	21	3	9	1	1	2
Benefits paid	(10)	(10)	(9)	(3)	(1)	(2)

Fair value, end of year	154	113	166	—	—	—

Unfunded status	50	57	26	58	60	89
Unrecognized net (loss) gain	(53)	(52)	(19)	4	(9)	(42)
Unrecognized prior service (cost) benefit	(4)	(3)	(5)	6	8	10

Accrued employee future benefit (asset) liability	(7)	2	2	68	59	57

Amounts recognized in the consolidated balance sheets consist of:
Prepaid employee future benefits	(7)	(4)	(4)	—	—	—
Other liabilities	—	6	6	68	59	57

	(7)	2	2	68	59	57

(a)	Disclosures for employee future benefits have a measurement date of December 31, 2009. The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010. For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2009 and the next required valuation is January 1, 2010.

(b)	Obligations and assets associated with acquisitions in 2008 relate to the Company’s acquisition of UAP.

(c)	During 2007, the Company recognized a curtailment gain of $10-million from its U.S. defined benefit pension plan.

(d)	The estimated aggregate expected contribution to fund the Company’s defined benefit pension plans for 2010 is $5-million.
119      Agrium   |   2009 Annual Report

	Defined benefit	Post-retirement
Expected benefit payments	pension plans	benefit plans	Total

2010	17	2	19
2011	11	2	13
2012	11	2	13
2013	11	2	13
2014	12	2	14
2015 through 2019	66	16	82

Actuarial calculations of expense	2009	2008	2007

Defined benefit pension plans
Service cost for benefits earned during the year	4	4	8
Interest cost on accrued benefit obligations	11	12	12
Expected return on plan assets	(9)	(12)	(10)
Net amortization and deferral	4	1	2
Curtailment gain	—	—	(10)

Net expense	10	5	2

Post-retirement benefit plans
Service cost for benefits earned during the year	2	3	5
Interest cost on accrued benefit obligations	3	5	6
Net amortization and deferral	(1)	1	1

Net expense	4	9	12

Defined contribution pension plans	30	29	18

Total expense	44	43	32

Actuarial assumptions	Future benefits obligation			Future benefits expense
(percent)	2009	2008	2007	2009	2008	2007

Defined benefit pension plans
Discount rate (a)	6	6	6	6	6	5
Long-term rate of return on assets (b)	n/a	n/a	n/a	7	7	7
Rate of increase in compensation levels	3	3	4	3	4	4
Post-retirement benefit plans
Discount rate	6	6	5	6	6	5

(a)	The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.

(b)	The Company’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
120      Agrium   |   2009 Annual Report

Assumed and ultimate health care cost trend rates	2009	2008	2007

Health care cost trend rate assumed for the next fiscal year	8	8	8
Ultimate health care cost trend rate	5	5	5
Fiscal year the rate reaches the ultimate trend rate	2017	2017	2014

	One percentage	One percentage
Effect of assumed health care cost trend rate changes	point increase	point decrease

Accumulated post-retirement benefit obligation as of December 31, 2009	7	(6)
Total of service and interest cost	1	(1)

Asset allocation and investment strategy
For plan assets, the Company’s investment objective is to a) maximize long-term return while maintaining an adequate level of diversification, and b) provide for liquidity to make immediate future benefit payments. Investments are classified by asset categories described below to achieve diversification by investment strategy, investment manager, country, industry sector, and holding. Investments in commodities, precious metals and certain other high risk or illiquid assets are prohibited. Use of derivative instruments is limited to creating a desirable asset mix position, adjusting the duration of a fixed income portfolio, replicating the investment performance of interest rates or a recognized capital market index, managing currency exposure, and otherwise reducing risk.

Defined benefit plan assets — asset allocation	Target allocation	Plan assets
Asset categories (percent)	2010	2009	2008

Cash and other	0 - 10	2	2
Equity securities (a)	50 - 75	61	61
Debt securities (b)	25 - 50	37	37

(a)	Includes approximately 25 percent investments in Canadian common equities and 55 percent in U.S. common equities in a variety of sectors including financial, energy, materials, health care and technology.

(b)	Includes Canadian and U.S. government bonds and investment grade corporate bonds of Canadian and U.S. issuers.

Fair value of plan assets	Level 1	Level 2	Total

Cash and cash equivalents	5	—	5
Equity securities
Canadian common stocks	25	—	25
U.S. common stocks	56	—	56
Foreign common stocks	13	—	13
Debt securities
Fixed income	—	32	32
Government securities	23	—	23

	122	32	154

21. Accumulated Other Comprehensive Income

	2009	2008

Cash flow hedges, net of tax	2	6
Available for sale financial instruments, net of tax	29	—
Foreign currency translation	(78)	(178)

	(47)	(172)

121      Agrium   |   2009 Annual Report

22. Financial Instruments
Risk management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks managed by the company include:

Item	Affected by	Risk management policies

Sales	Product prices, Foreign currency exchange rates: USD vs. CAD, ARS (Argentine Peso), EUR, GBP	Foreign currency forward and option contracts

Cost of product sold — natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product sold — product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Currency exchange rates: USD vs. CAD, ARS, EUR, GBP	Foreign currency forward and option contracts

Capital expenditures	Currency exchange rates: USD vs. CAD, ARS, EUR	Foreign currency forward and option contracts

Interest expense	USD and EUR interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk — currency risk	USD balances in Canadian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk — natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk — interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at December 31, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.
122      Agrium   |   2009 Annual Report

Market risk
a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $254-million (December 31, 2008 — $1.1-billion). A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million (2008 — $8-million).
A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of $2-million on comprehensive income (2008 — less than $1-million). A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have an impact of less than $1-million on comprehensive income (2008 — $1-million). A $0.01 weakening of the Euro would have an equal but opposite impact.
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)

	2009		2008
	Canadian		Canadian
	dollars	Euro	dollars	Euro

Cash and cash equivalents	(2)	5	211	2
Accounts receivable	69	65	115	69
Bank indebtedness	—	(31)	—	(62)
Accounts payable and accrued liabilities	(246)	(38)	(338)	(87)

	(179)	1	(12)	(78)

Foreign exchange derivative financial instruments outstanding

	2009			2008
	Notional			Notional
	(millions,		Fair value	(millions,		Fair value
	buy		assets	buy		assets
Sell/Buy	currency)	Maturities	(liabilities)	currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 46	2010	1	—	—	—
USD/EUR forwards	—	—	—	EUR 15	2009	—
EUR/USD forwards	USD 9	2010	—	USD 33	2009	—
GBP/USD forwards	USD 2	2010	—	USD 5	2009	—
USD/CAD put options purchased	—	—	—	CAD 195	2009	2
USD/CAD call options sold	—	—	—	CAD 206	2009	(20)

			1			(18)

b) Commodity price risk
The Company manages the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2009 was a loss of $93-million (2008 — $68-million) which is reported in other expenses (income), of which $113-million (2008 — $8-million) has been realized.
For natural gas derivative financial instruments outstanding at December 31, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $2-million (2008 — $3-million). A $0.10 decrease per MMBtu would have an equal but opposite impact.
123      Agrium   |   2009 Annual Report

Natural gas, power and nutrient derivative financial instruments outstanding

	2009			2008
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas(BCF)
NYMEX contracts
Swaps	67	2010 to 2013	(35)	33	2009 to 2013	(61)
Collars (swap with options)	23	2010 to 2012	5	25	2009 to 2012	13
Call spreads	—	—	—	4	2009	2
El Paso swaps	—	—	—	2	2009	(2)
AECO contracts
Swaps	—	—	—	1	2009	(1)
Options	—	—	—	13	2009	(9)

	90		(30)	78		(58)

Power — Swaps (GWh)	552	2010 to 2013	(2)	666	2009 to 2012	6
Nutrient — Urea swaps (short tons)	24,500	2010	1	18,000	2009	(2)

			(31)			(54)

c) Interest rate risk
The Company’s exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to the Company’s long-term debt.
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2009.
The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At December 31, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts.
124      Agrium   |   2009 Annual Report

Maximum credit exposure based on derivative
financial instruments in an asset position	2009	2008

Foreign exchange contracts	1	—
Natural gas, power and nutrient contracts	8	21

	9	21

Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations, supplemented by credit facilities and the accounts receivable securitization program. The Company monitors and has access to capital as described under capital management.
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Fair values
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of long-term debt is determined using information classified as level two.

	2009	2008

Fair value of long-term debt	1,805	1,578
Carrying value of long-term debt	1,709	1,634
Weighted-average effective interest rate on long-term debt (%)	6	6

125      Agrium   |   2009 Annual Report

Fair value of financial instruments	2009
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	933	—	—	933
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	35	6	(36)	5
Marketable securities
Investment in CF (available for sale)	113	—	—	113
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	26	3	(26)	3
Other (available for sale)	25	—	—	25
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(44)	(6)	36	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(47)	(4)	26	(25)

Fair value of financial instruments	2008
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	374	—	—	374
Accounts receivable
Foreign exchange derivative financial instruments	—	2	(2)	—
Gas, power and nutrient derivative financial instruments	8	5	(8)	5
Other assets
Gas, power and nutrient derivative financial instruments	40	5	(29)	16
Other (available for sale)	27	—	—	27
Accounts payable and accrued liabilities
Foreign exchange derivative financial instruments	—	(20)	2	(18)
Gas, power and nutrient derivative financial instruments	(60)	(13)	9	(64)
Other liabilities
Gas, power and nutrient derivative financial instruments	(37)	(2)	28	(11)

126      Agrium   |   2009 Annual Report

23. Commitments

	2010	2011	2012	2013	2014

Cost of product sold
Operating lease commitments (a)	125	30	24	16	9
Natural gas and other (b)(c)	487	55	50	21	22
Power, sulfuric acid and other (d)	91	35	33	33	17
Other
Long-term debt and capital lease repayments (e)	92	261	81	537	75
Derivative financial instruments
Natural gas	9	4	9	8	—
Power	1	1	—	—	—

	805	386	197	615	123

(a)	Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Company’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2009, expenses for operating leases were $162-million (2008 — $158-million; 2007 — $46-million).

(b)	The Company’s minimum commitments for North American natural gas purchases, which are floating-rate contracts, are calculated using the prevailing regional gas prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2009.

(c)	Commitments include the Company’s proportionate share of commitments of joint ventures. Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.

(d)	The Company has a power co-generation agreement for its Carseland facility which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) through 2011 and up to 20 MW/hr for the remainder of the term based on the Carseland facility requirements. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas.

(e)	Payments include interest.
24. Guarantees
The Company has guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by the Company were approximately $27-million as at December 31, 2009. If the guaranteed party fails to make lease payments as they become due, the Company would be required to act under the guarantees; however, the Company does not expect any material loss would result after consideration of possible recoveries under recourse provisions.
25. Contingencies
Environmental remediation
The Company expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from, and would be in addition to, existing asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the costs are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Company and a number of unrelated companies are named as defendants in two class action complaints currently consolidated before the United States District Court, Northern District of Illinois. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Company believes that the allegations are without merit. At February 25, 2010, the potential exposure of these lawsuits is indeterminable.
127      Agrium   |   2009 Annual Report

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.
Other
The Company is contractually obligated to reimburse a third party for its pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2009, 2008 or 2007.
The Company was contingently liable at December 31, 2009 for a maximum of $53-million (December 31, 2008 — $145-million) to purchase certain accounts receivable, inventories and equipment from some of the Company’s dealers upon expiry of the agency agreement or resignation of the dealer. During the year, the Company purchased $7-million and $4-million of inventories and equipment from dealers.
26. Capital Management
The Company’s primary objectives when managing capital are to provide for: (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets; and, (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The ratios outlined in the table below are monitored by the Company in managing its capital.

	2009	2008	2007

Net debt to net debt plus equity (%) (a)	16	31	(22)
Interest coverage (multiple) (b)	7.5	22.1	12.7

(a)	Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity includes shareholders’ equity.

(b)	Interest coverage is the last 12 months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	The measures of debt, equity and net earnings described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d)	The Company’s strategy for managing capital is unchanged from December 31, 2008.
The Company’s revolving credit facilities require the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at December 31, 2009.
The Company has filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1-billion of debt, equity or other securities for a 25-month period until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.
128      Agrium   |   2009 Annual Report

27. Segmentation

	2009	2008	2007

Consolidated net sales
Retail
Crop nutrients	2,522	2,718	1,453
Crop protection products	2,638	2,115	619
Seed, services and other	1,004	683	394

	6,164	5,516	2,466

Wholesale
Nitrogen	1,247	1,815	1,535
Potash	333	816	305
Phosphate	436	847	466
Product purchased for resale	816	971	339
Other	187	237	200

	3,019	4,686	2,845

Advanced Technologies	304	352	249
Other (a)	(358)	(523)	(290)

	9,129	10,031	5,270

Consolidated inter-segment sales
Retail	4	5	8
Wholesale	311	459	250
Advanced Technologies	43	59	32

	358	523	290

Consolidated net earnings
Retail	163	480	177
Wholesale	495	1,478	667
Advanced Technologies	3	33	13
Other (a)	(80)	25	(142)

Earnings before interest and income taxes (b)	581	2,016	715
Interest on long-term debt	91	82	52
Other interest	19	23	18

Earnings before income taxes (b)	471	1,911	645

Income taxes	105	589	204

	366	1,322	441

Total assets
Retail	5,393	5,536	1,850
Wholesale	3,205	3,981	3,570
Advanced Technologies	418	348	372
Other	769	(28)	40

	9,785	9,837	5,832

Capital expenditures
Retail	77	54	42
Wholesale	201	432	409
Advanced Technologies	27	12	3
Other	8	8	—

	313	506	454

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

(b)	Net of non-controlling interests.
129      Agrium   |   2009 Annual Report

	2009			2008			2007
	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill

Canada	1,073	968	2	1,704	682	17	1,033	824	17
United States	7,146	583	1,793	7,296	535	1,762	3,659	381	161
Argentina	283	221	—	477	230	—	373	221	—
Europe	495	7	6	480	4	4	—	—	—
Egypt	—	—	—	—	585	—	—	346	—
Other	132	3	—	74	—	—	205	—	—

	9,129	1,782	1,801	10,031	2,036	1,783	5,270	1,772	178

28. Joint Ventures
The consolidated statements of operations, statements of cash flows and balance sheets include on a proportionate basis the Company’s 50 percent interest in Profertil S.A., Alida Limited Company, Florala, LLC and Agro Baltic Gmbh joint ventures.
A summary of the Company’s interest in the joint ventures at December 31 is as follows:

Statements of operations	2009	2008	2007

Net sales	353	408	261
Expenses	282	322	173
Income taxes	26	27	32

Proportionate share of net earnings of joint ventures	45	59	56

Statements of cash flows	2009	2008	2007

Operating activities	78	61	51
Investing activities	(1)	(13)	(5)
Financing activities	(56)	(28)	(47)

Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	21	20	(1)

Balance sheets	2009	2008

Current assets	111	138
Long-term assets	202	213

	313	351

Current liabilities	69	104
Long-term liabilities	31	9

	100	113

Proportionate share of net assets of joint ventures	213	238

Cumulative earnings from the Company’s interest in joint ventures included in retained earnings	59	76

130      Agrium   |   2009 Annual Report